As filed with the Securities and Exchange Commission on September 22, 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ------------

                                Schedule 13E-3
                              (Amendment No. 4)
                       Rule 13e-3 Transaction Statement
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                          DELAWARE OTSEGO CORPORATION
                                (Name of Issuer)


                             DOCP ACQUISITION LLC
                                CSX CORPORATION
                         NORFOLK SOUTHERN CORPORATION
                                WALTER G. RICH
                       (Name of Persons Filing Statement)


                   Common Stock, par value $0.125 per share
                         (Title of Class of Securities)


                                  246244 10 7
                   (CUSIP Number of Class of Securities)

                      -------------------------------

                               Peter J. Schudtz
                                General Counsel
                                CSX Corporation
                               One James Center
                             901 East Cary Street
                         Richmond, Virginia 23219-4031
                          Telephone:  (804) 782-1400

           (Name, Address and Telephone Number of Person Authorized to
          Receive Notice and Communications on Persons Filing Statement)
                                  ------------

                                    Copies to:

   Pamela S. Seymon     Ronald B. Risdon    J. Gary Lane       Eric J. Friedman
   Wachtell, Lipton,     Kelley Drye &    General Counsel   Skadden,Arps,Slate,
     Rosen & Katz          Warren LLP         Corporate       Meagher & Flom LLP
  51 West 52nd Street    101 Park Avenue       Norfolk         919 Third Avenue
  New York, New York      New York, New       Southern        New York, New York
       10019                York 10178        Corporation             10022
   Telephone:  (212)     Telephone:  (212)       Three       Telephone: (212)735-
       403-1000              808-7800         Commercial              3000
                                                Place
                                              Norfolk,
                                           Virginia 23510-
                                                9241
                                             Telephone:
                                           (757) 629-2600

                                   ------------
                                August 22, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)


          THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER


          This Amendment No. 4 to the Transaction Statement on
     Schedule 13E-3 filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser"), CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC") and Walter G. Rich (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.125 per share (the "Shares") of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the amended Transaction Statement on Schedule 13E-3 filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

     ITEM 16.  ADDITIONAL INFORMATION

               Item 16 of the Statement is hereby amended by the addition of the following:

          On September 22, 1997 the Company announced that Purchaser had extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Tuesday, September 23, 1997, unless further extended. Prior to such extension the Offer was scheduled to expire at 12:00 midnight, New York City time, on September 19, 1997. A copy of the Company's press release has been filed with the Commission as an exhibit hereto and is incorporated herein by reference.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

               Item 11 of the Statement is hereby amended by the addition of the following:

     (d)(9)    Press Release issued by the Company on September 22,
               1997.


                                 SIGNATURES

               After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

        September 22, 1997       DOCP ACQUISITION LLC

                                 By: /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Authorized Person

                                     By: /s/ JAMES C. BISHOP, JR.
                                     Name:   James C. Bishop, Jr.
                                     Title:  Authorized Person


                                 CSX CORPORATION

                                 By: /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Executive Vice President


                                 NORFOLK SOUTHERN CORPORATION

                                 By: /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Executive Vice President-Law


                                   /s/ WALTER G. RICH
                                       WALTER G. RICH



                                 EXHIBIT INDEX

        (d)(9)    Press Release issued by the Company on September 22,
                  1997.